

January 20, 2011

via U.S. mail and facsimile to (859) 572-8443

Mr. Brian J. Robinson, Executive Vice President, Chief Financial Officer and Treasurer
General Cable Corporation
4 Tesseneer Drive
Highland Heights, KY 41076

      RE: General Cable Corporation
              Form 10-K for the Year Ended December 31, 2009 filed March 1, 2010
              File No. 1-12983

Dear Mr. Robinson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Terence O'Brien
              Branch Chief